File Nos. 69-362

69-412

69-419

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption under

Rule U-3A-2 from the Provisions of the Public Utility

Holding Company Act of 1935

To Be Filed Annually prior to March 1

Duquesne Light Holdings, Inc.

(File No. 69-362),

DQE Enterprises, Inc.

(File No. 69-412)

and

Duquesne Energy Solutions, LLC

(formerly DQE Energy Services, LLC)

(File No. 69-419)

(Names of Companies)

For the year ended December 31, 2004

Each of Duquesne Light Holdings, Inc.; DQE Enterprises, Inc.; and Duquesne Energy Solutions, LLC hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

ITEM 1.	Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (“EWG”) or foreign utility company in which claimant directly or indirectly holds an interest.

Duquesne Light Holdings, Inc. and DQE Enterprises, Inc. are public utility holding companies incorporated in the Commonwealth of Pennsylvania. Duquesne Energy Solutions, LLC is a public utility holding company and a limited liability company organized in the State of Delaware. Duquesne Light Holdings is not engaged in any business independent of that conducted through its subsidiaries. Duquesne Light Holdings has ten wholly owned subsidiaries: Duquesne Light Company; DQE Enterprises; Duquesne Energy Solutions; DQE Systems, Inc.; DQE Financial Corp.; DQE Capital Corporation; Cherrington Insurance Ltd.; Duquesne Power, Inc.; AquaSource, Inc., and Duquesne Light Energy, LLC.

(1) Duquesne Light and Subsidiaries. Duquesne Light is a public utility company as defined by the Pennsylvania Public Utility Code and the Public Utility Holding Company Act of 1935 (“PUHCA”). Duquesne Light is engaged in the supply (through its provider-of-last-resort service (POLR)), transmission and distribution of electric energy and provides service to approximately 588,000 direct customers in southwestern Pennsylvania, a territory of approximately 800 square miles. At December 31, 2004, Duquesne Light had approximately 1,300 employees.

Duquesne Light has five wholly owned subsidiaries, Monongahela Light & Power Company; Duquesne Financial LLC; DQE Energy Limited (which in turn has one wholly owned subsidiary, Monticello Corporation); Duquesne Power, Inc. (a separate entity from Duquesne Light Holdings’ direct subsidiary of the same name); and DQE Energy Two Limited. Duquesne Light is also the 1% general partner of Duquesne Capital L.P., the 99% limited partner of Duquesne Financial, L.P. (of which Duquesne Financial, LLC is the 1% general partner) and the 99% limited partner of Duquesne Power, L.P. (of which Duquesne Power, Inc. is the 1% general partner), which is an EWG.

Monongahela Light & Power has two wholly owned subsidiaries: Oakridge Resources, Inc. and DataCom Information Systems LLC. Oakridge has no active operations. DataCom owns the fixed network of meter-reading equipment used to read the meters of Duquesne Light Company’s customers. Monongahela Light & Power also owns 12.5% of Maglev, Inc., which was formed to develop a high-speed magnetic levitation transportation project for Pittsburgh.

DQE Energy, DQE Energy Two and Monticello are engaged in activities related to the competitive transition charges for Duquesne Light.

Duquesne Financial, L.P. has one wholly owned subsidiary, DQU II Funding Corporation, which provides financing to other subsidiaries of Duquesne Light.

Duquesne Light, Monongahela Light & Power, Oakridge Resources, Maglev, and Duquesne Financial, L.P. are organized under the laws of Pennsylvania. Duquesne Power, Inc., Duquesne Power, L.P., Duquesne Capital L.P., DataCom, DQU II Funding, Monticello and Duquesne Financial LLC are organized under the laws of Delaware. DQE Energy and DQE Energy Two are organized under the laws of the Cayman Islands.

(2) AquaSource. AquaSource has no active operations. AquaSource is organized under the laws of Delaware.

(3) DQE Enterprises and Subsidiaries. DQE Enterprises has no active operations. It has five wholly owned subsidiaries: Allegheny Development Corporation; Property Ventures, Ltd.; JLK Technology, Inc.; and In-Transition, Inc. (formerly On-Demand Energy, Inc.).

Allegheny Development has no active operations. It sold the Pittsburgh International Airport energy facilities in July 2001, and no longer sells electric energy. Allegheny Development has never been a public utility company for purposes of the Pennsylvania Public Utility Code. Duquesne Light Holdings had previously, however, elected to treat Allegheny Development as an electric utility company for purposes of PUHCA. See DQE, Inc., Holding Co. Act Release No. 26257 (Mar. 24, 1995) (authorizing the acquisition of Allegheny Development under Sections 9(a)(2) and 10 of the Act). Allegheny Development’s utility operations were located within the service territory of Duquesne Light, were integrated with those of Duquesne Light, and were related solely to the provision of energy to the airport. Allegheny Development had one wholly owned and inactive subsidiary, Keystone Power Services, LLC, which was dissolved in early 2005.

Property Ventures, In-Transition and JLK Technology have no active operations.

In 2004, DQE Enterprises had a wholly owned and inactive subsidiary, DQE Enterprises Ventures, Inc., which was dissolved in early 2005.

DQE Enterprises owns approximately 40% of the voting securities of LabCor, Inc., which provides inorganic air analytical laboratory services.

DQE Enterprises, Allegheny Development, Property Ventures and In Transition are organized under the laws of Pennsylvania. JLK Technology is organized under the laws of Delaware. LabCor is organized under the laws of Oregon.

(4) Duquesne Energy Solutions and Subsidiaries. Duquesne Energy Solutions is a facilities-management company offering a wide range of energy outsourcing solutions for industrial, manufacturing, airport and institutional markets including operation and maintenance of energy and synthetic fuel facilities. Duquesne Energy Solutions has six wholly owned subsidiaries: DES Corporate Services, Inc.; DES Operating Services, Inc.; DH Energy LLC; DES Synfuel Operating Services, Inc.; MT Energy, Inc.; and DQE Synfuels, LLC.

DES Corporate Services is an employee services organization that leases professional employees to affiliates on an as-required, project-specific basis.

DES Operating Services is an employee services organization that leases union and hourly employees to affiliates on an as-required, project-specific basis. Operating Services has two wholly owned subsidiaries: Defiance Energy LLC, which operates and maintains a central utilities complex for a major U.S. automobile maker’s facility in Defiance, Ohio; and Lordstown Energy LLC, which operates and maintains a similar facility in Lordstown, Ohio for the same manufacturer.

Operating Services is the 1% general partner of DH Energy, LP (described below), and is the 1% general partner of DQE Synfuels, LP, which operates and maintains, synthetic fuel facilities.

DH Energy LLC is the 99% limited partner in DH Energy, LP, which provides energy services to the Delmonte (formerly Heinz) factory complex in Pittsburgh, Pennsylvania. Duquesne Light Holdings has elected to treat DH Energy LLC as an electric utility company for purposes of PUHCA. See DQE, Inc., Holding Co. Act Release No. 26728 (June 10, 1997). The utility operations of DH Energy LLC are currently integrated with those of Duquesne Light.

DES Synfuel Operating is an employee service company that employs the union labor associated with the synthetic fuel projects operated by DQE Synfuels, LP.

MT Energy operates (but does not own) the Pittsburgh Airport energy facilities pursuant to an operating and maintenance agreement with the Allegheny County Airport Authority. Duquesne Light Holdings has elected to treat MT Energy as an electric utility company for purposes of PUHCA. See DQE, Inc., Holding Co. Act Release No. 26728 (June 10, 1997). The utility operations of MT Energy are currently integrated with those of Duquesne Light.

DQE Synfuels LLC has three wholly owned subsidiaries, DH Canada, Inc., MT Detroit, Inc. and Monmouth Energy Inc. DH Canada provides steam, compressed air and operations and maintenance services to the Heinz factory complex in Leamington, Ontario. MT Detroit, through its 50% membership interest in Metro Energy, LLC, constructed and now operates the Midfield Terminal energy facility at the Detroit Metropolitan Airport pursuant to a construction agreement and an operating and maintenance agreement with Northwest Airlines Inc. and Charter County of Wayne Michigan. Neither MT Detroit nor Metro Energy is treated as an electric utility company for the purposes of PUHCA. Metro Energy is an EWG and discussed in Item 4 below. Monmouth Energy is an EWG and discussed in Item 4 below. DQE Synfuels is the 99% limited partner of DQE Synfuels, LP, described above.

Duquesne Energy Solutions, DES Corporate Services, DES Operating Services, DES Synfuel Operating Services, DQE Synfuels LLC, and MT Detroit are organized under the laws of Delaware. MT

Energy, DH Energy, LLC, DH Energy, L.P., and DQE Synfuels LP are organized under the laws of Pennsylvania. DH Canada is organized under the laws of New Brunswick, Canada. Metro Energy, LLC, is organized under the laws of Michigan. Lordstown Energy and Defiance Energy are organized under the laws of Ohio. Monmouth Energy is organized under the laws of New Jersey.

(5) DQE Systems and Subsidiaries. DQE Systems has no active operations. It has three wholly owned subsidiaries: DQE Communications LLC; Secure Energy, Inc.; and DQE Systems Acquisition Co. (formerly Pro Am, Inc.).

DQE Communications LLC owns, operates and maintains a high-speed, fiber optic based metropolitan network, and leases dark fiber from the network to commercial, industrial and academic customers. DQE Communications has one wholly owned subsidiary, DQE Communications Network Services LLC, which provides metropolitan Ethernet services to customers, desiring broadband capacity.

Secure Energy and DQE Systems Acquisition have no active operations. Secure Energy is in the process of being dissolved.

DQE Systems, DQE Communications, DQE Communications Network Services and Secure Energy are organized under the laws of Pennsylvania. DQE Systems Acquisition is organized under the laws of Delaware.

(6) DQE Financial and Subsidiaries. DQE Financial is an investment and portfolio management organization focusing its financial expertise in structured finance and alternative-energy markets.

DQE Financial has three wholly owned subsidiaries: (i) North Shore Affordable Housing, Inc., which holds various low income housing investments and acts as general partner in certain low income housing limited partnerships, (ii) Mariner Investment Strategies, Inc., which holds investments in sale/leaseback, lease/leaseback and other structured finance investments; and (iii) Montauk Energy Capital, Inc., which holds various investment interests in landfill gas recovery and other alternative energy subsidiaries.

Mariner Investment Strategies has the following wholly owned subsidiaries:

•	Alkmaar, Inc., which is the sole beneficiary of the HVC Facility Trust No. 3 (“HVC Trust”), with the Wilmington Trust Company as Trustee. The HVC Trust is a party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in a waste-to-energy facility located in the Netherlands.

•	Diemen No. 33 Corporation, which holds the beneficial interest in UNA Diemen 33 Trusts Nos. 1 and 2, with the Wilmington Trust Company as Trustee. The trusts are party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in a power facility in the Netherlands.

•	Holyhead Corp., which holds the beneficial interest in Stena Explorer Trust 1997-A (“Explorer Trust”), with the Wilmington Trust Company as Trustee. The Explorer Trust is party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in HSS Stena Explorer, a high-speed ferry that runs across the Irish Sea. Holyhead also holds a beneficial interest in Stena Voyager Trust 1997-A (“Voyager Trust”), with the Wilmington Trust Company as Trustee. The Voyager Trust is party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in HSS Stena Voyager, another high-speed ferry that runs across the Irish Sea.

•	Maasvlakte Corporation, which holds the beneficial interest in EZH Facility Trust No. 1997 A-3 and EZH Facility Trust No. 1997 A-6 (together, the “EZH Trusts”), with the Wilmington

Trust Company as Trustee. The EZH Trusts are party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in a power facility in the Netherlands.

•	Schiphol Corporation, which holds the sole beneficial interest in the UNA Facility Trust No. 5, with the Wilmington Trust Company as Trustee. The UNA Facility Trust No. 5 is a party to a financial transaction involving the lease and leaseback of nonvoting, noncontrolling interests in a generating facility in The Netherlands known as Hemwegcentrale Unit 8.

•	Utrecht Company, which holds the sole beneficial interest in UNA Facility Trust No. 2, with the Wilmington Trust Company as Trustee. The UNA Facility Trust No. 2 is a party to a financial transaction involving the lease and leaseback of nonvoting, noncontrolling interests in a generating facility in the Netherlands known as Hemwegcentrale Unit 8.

•	Diemen-Flevo Co. and Monticello Two Corporation, neither of which has active operations. Monticello Two is the 99% limited partner of Monticello Leasing L.P., which also has no active operations. Both Monticello Two and Monticello Leasing are in the process of being dissolved.

Mariner Investment Strategies is also the sole beneficiary under a business trust that was formed to facilitate certain financial transactions, the Bushton Equipment Trust 1991-D, with First Chicago National Bank as Trustee. The Bushton Equipment Trust 1991-D holds an undivided interest with four other trusts in a natural gas plant in Kansas that is leased to Oneok, Inc.

Mariner Investment Strategies also holds a 26.25% limited partnership interest in the Covanta Onondaga Limited Partnership (formerly, Ogden Martin Systems of Onondaga Limited Partnership). The Partnership leases and provides operations and maintenance services to a waste to energy facility in Onondaga County, NY.

Montauk Energy Capital has the following wholly owned subsidiaries:

•	EnviroGas Holdings, Inc., which is the holder of a 100% membership interest in CBM Capital, L.L.C., and LFG Capital, L.L.C. CBM Capital was formerly involved in a coal bed methane gas project in Pennsylvania. LFG Capital was formerly engaged in landfill gas recovery projects in Pennsylvania. Neither CBM nor LFG Capital has active operations.

•	LFG Management Services, L.L.C., which acts as manager of certain landfill gas limited liability companies.

•	The following entities are wholly owned and make passive investments in landfill gas recovery projects: COP LFG, L.L.C.; CRMC Bethlehem, LLC; Roosevelt Landfill Gas Recovery, L.L.C.; Zion LFG, L.L.C.; MASS Energy L.L.C.; Glacier Ridge LFG, L.L.C.; Rolling Hills LFG L.L.C.; and Chautauqua LFG, L.L.C.

•	The following entities are wholly owned and own, operate and maintain landfill gas recovery projects: GSF Energy, L.L.C.; Landfill Gas Production, L.L.C.; San Antonio LGP, L.L.C.; and VB LFG, L.L.C.;

•	Dade County LGP, LLC is wholly owned. Formerly involved in landfill gas recovery, it has no active operations.

•	Waste Energy Technology, L.L.C. is wholly owned and provides landfill gas engineering, design, construction and management related services. Waste Energy is the 100% owner of Hereford Contracting & Excavating, Inc.

Montauk Energy Capital owns a 50% limited liability company membership interest in Montauk Synfuels, LLC that holds 8.325% limited partnership interest in Pace Carbon Synfuels Investors L.P. which owns 4 synfuel plants.

In 2004, Montauk Energy Capital owned a 22% limited partnership interest in Eastern Seven Partners, LP, which owns natural gas and oil reserves and collection wells in West Virginia, Virginia and Kentucky. This interest was sold in January 2005.

North Shore Affordable Housing is the general partner of several limited partnerships which, in turn, are limited partners in the following limited partnerships that invest in affordable housing: Bushton BCP Investment Partnerships II, III and VI L.P.; and Bushton TRG Investment Partnerships II-IV, L.P. North Shore Affordable Housing is general partner in Bushton ECH Investment Partnership I, L.P. North Shore Affordable Housing is also a limited partner in a limited partnership that invests in affordable housing. Because this limited partnership interest is nonvoting and noncontrolling, the subject limited partnership is not a subsidiary of Duquesne Light Holdings within the meaning of PUHCA. North Shore is also the 1% general partner of Monticello Leasing (discussed above).

DQE Financial, North Shore Affordable Housing, Mariner Investment Strategies, Monticello Leasing, Monticello Two, Utrecht, Schiphol, Alkmaar, Montauk Energy Capital, Maasvlakte, Holyhead, Diemen-Flevo, Diemen No. 33, COP LFG, EnviroGas, LFG Management, GSF Energy, Landfill Gas Production, San Antonio LGP, CRMC, Dade County LGP, Roosevelt, VB, Zion, MASS Energy, Rolling Hills, Glacier Ridge, Montauk Synfuels, Chautauqua, CBM, and LFG Capital are organized under the laws of Delaware. Waste Energy Technology is organized under the laws of Nevada. Hereford is organized under the laws of Washington.

(7) DQE Capital Corporation. DQE Capital, a Delaware corporation, is a financial services company that provides financing for Duquesne Light Holdings.

(8) Cherrington Insurance, Ltd. Cherrington Insurance, a Bermuda corporation, was formed to provide insurance services to Duquesne Light Holdings and its affiliates.

(9) Duquesne Power, Inc. Duquesne Power, a Pennsylvania corporation, was formed to explore various alternative generation supply options, but has no active operations.

(10) Duquesne Light Energy, LLC (formerly ValuSource Energy Services, LLC). Duquesne Light Energy, a Delaware limited liability company, is a licensed electric generation supplier in Pennsylvania that performs energy supplier brokering services.

ITEM 2.	Properties.

None of Duquesne Light Holdings, DQE Enterprises or Duquesne Energy Solutions owns any properties used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas.

The principal properties of Duquesne Light consist of electric transmission and distribution facilities and supplemental properties and appurtenances, located substantially in Allegheny and Beaver counties in southwestern Pennsylvania. Duquesne Light owns 10 transmission substations and 556 distribution substations (375 of which are located on customer-owned land and are used to service only those customers). Duquesne Light has 672 circuit-miles of transmission lines, comprised of 345,000,

138,000 and 69,000 volt lines. Street lighting and distribution circuits of 23,000 volts and less include approximately 16,420 circuit-miles of lines and cable. Duquesne Light also owns the closed Warwick Mine, located along the Monongahela River in Greene County, Pennsylvania.

Substantially all of Duquesne Light’s properties are subject to a lien under the Indenture of Mortgage and Deed of Trust dated as of April 1, 1992, as amended.

ITEM 3.	Electric energy sold, purchased and distributed.

None of Duquesne Light Holdings, DQE Enterprises or Duquesne Energy Solutions sold, distributed or purchased (except for its own use) any kWh of electric energy during 2004.

(a)	During 2004, Duquesne Light sold to customers through its POLR service approximately 9,065,423,000 kWh of electric energy at retail, with associated revenues of approximately $423,718,000; Duquesne Light also distributed to both POLR and non-POLR customers approximately 13,637,498,000 kWh of electric energy at retail, with associated revenues of approximately $338,033,000; and sold no electric energy at wholesale to non-utility customers. During 2004, Duquesne Light sold to other utilities approximately 312,103,000 kWh of electric energy at wholesale, with associated revenues of approximately $10,681,000. During 2004, Allegheny Development sold no electric energy. During 2004, DH Energy sold approximately 17,444,000 kWh of electric energy at retail to a single customer, Del Monte, with associated revenues of approximately $448,000. Although treated as an electric utility under PUHCA, MT Energy only operates the airport energy facility owned by the Allegheny County Airport Authority, and did not sell any electric energy at wholesale or retail during 2004.

(b)	During 2004, none of Duquesne Light, Allegheny Development, MT Energy or DH Energy sold at retail any electric energy outside the Commonwealth of Pennsylvania, the jurisdiction in which Duquesne Light, Allegheny Development, MT Energy and DH Energy are incorporated.

(c)	During 2004, Duquesne Light sold at wholesale approximately 10,723,000 kWh of electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line, with associated revenues of approximately $408,000. During 2004, none of Allegheny Development, DH Energy or MT Energy sold, or had the ability to sell, at wholesale, any electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line.

(d)	During 2004, Duquesne Light purchased approximately 14,332,000 kWh of electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line, with associated expenses of approximately $918,000. During 2004, none of Allegheny Development, DH Energy or MT Energy purchased any electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line.

ITEM 4.	Information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

(a)	DQE Enterprises holds no interest directly or indirectly in an EWG or a foreign utility company. Duquesne Light Holdings and Duquesne Energy Solutions hold no interest directly or indirectly in a foreign utility company.

Duquesne Power, L.P., Monmouth Energy, Inc. and Metro Energy LLC are the only EWGs affiliated with Duquesne Light Holdings.

Duquesne Power, L.P. is located in Pittsburgh, Pennsylvania. In 2004, Duquesne Power, L.P. terminated the Asset Sale Agreement, dated as of October 23, 2003, pursuant to which it would have acquired WPS Resources Corporation’s Sunbury generation station. Beginning January 1, 2005, Duquesne Power, L.P. provides full requirements electric energy service to Duquesne Light Company and Duquesne Light Energy, LLC using energy and capacity procured via power purchase and sale transactions with third party suppliers; it owns no facilities.

Monmouth Energy, Inc. is located in Neptune, New Jersey. Its facility is capable of producing a nominal 10.0 megawatts of power from approximately 5.9 million standard cubic feet a day (dry basis) of landfill gas.

Metro Energy LLC is located at the Detroit Metropolitan Airport in Detroit, Michigan. Its facility is capable of producing a nominal 17 megawatts of power from three natural gas-fired reciprocating engines.

(b)	Duquesne Light Company owns a 99% limited partnership interest in Duquesne Power, L.P. Duquesne Power, Inc. owns a 1% general partnership interest in Duquesne Power, L.P. Duquesne Light Company is the sole parent of Duquesne Power, Inc. Duquesne Light Holdings is the sole parent of Duquesne Light Company.

MT Detroit owns a 50% limited liability company interest in Metro Energy LLC (the remaining 50% is owned by an unrelated third party). Duquesne Energy Solutions is the sole parent of MT Detroit and of Monmouth. Duquesne Light Holdings is the sole parent of Duquesne Energy Solutions.

(c)	As of December 31, 2004, Duquesne Light Company and Duquesne Power, Inc. had contributed approximately $2.7 million to Duquesne Power, L.P. for initial capitalization. As of December 31, 2004, MT Detroit had contributed approximately $7 million to Metro Energy for construction of the facility. As of December 31, 2004, Duquesne Energy Solutions had invested approximately $12 million in Monmouth for construction of the facility.

Duquesne Light Holdings has guaranteed all of Duquesne Power L.P.’s obligations under its power purchase agreements. There are no direct or indirect guarantees by Duquesne Light Holdings, Duquesne Energy Solutions or MT Detroit of Metro Energy’s or Monmouth’s security.

Duquesne Light Holdings is the applicant for a Letter of Credit in the amount of $525,000 on behalf of MT Detroit, Inc., as 50% partner in Metro Energy, which is required under a power purchase agreement. There is no other direct or indirect recourse to Duquesne Light Holdings, Duquesne Energy Solutions, DQE Financial Corp., Montauk Energy Capital, MT Detroit or any other system company for any debt or other financial obligation of Duquesne Power, L.P., Metro Energy or Monmouth.

(d)	Duquesne Power, L.P.’s negative capitalization in 2004 was approximately ($3.4 million). Duquesne Power, L.P.’s net loss after tax in 2004 was approximately ($6 million). Metro Energy’s capitalization in 2004 was approximately $16.9 million. Metro Energy’s net income after tax in 2004 was approximately $2.4 million. Monmouth’s capitalization in 2004 was approximately $11.6 million. Monmouth’s net income after tax in 2004 was approximately $200,000.

(e)

As stated above, Duquesne Power, L.P. provides full requirements electric energy service to Duquesne Light Company and Duquesne Light Energy, LLC using energy and capacity procured via power purchase and sale transactions with third party suppliers. Fees of $34,500 were earned in 2004. MT Detroit operates and maintains the airport energy facility on Metro Energy’s behalf under an Operations and Maintenance Agreement for a flat, monthly fee of $22,102 in 2004. There are no other service, sales or construction contracts between Metro Energy and any system company.

Other than a gas sales agreement between Waste Energy and Monmouth, there are no service, sales or construction contracts between any system company and Monmouth. Effective January 1, 2005, GSF Energy replaced Waste Energy on the gas sales agreement.

EXHIBIT A

2004 consolidating statements of income and surplus, and consolidating balance sheets, of Duquesne Light Holdings, DQE Enterprises and Duquesne Energy Solutions will be filed by amendment.

2004 consolidating financial statements of Duquesne Light, AquaSource, DQE Systems, DQE Financial, DQE Capital and Cherrington Insurance will be filed separately pursuant to a request for confidential treatment.

EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to the associate companies in the holding-company system.

(Subsidiaries are indented under their immediate parent.)

Duquesne Light Holdings, Inc.
Duquesne Light Company
Duquesne Power, L.P. (EWG) (99% limited partnership interest)
Duquesne Power, Inc.
Duquesne Power, L.P. (EWG)(1% general partnership interest)
AquaSource, Inc.
DQE Enterprises, Inc.
Duquesne Energy Solutions, LLC
DQE Synfuels LLC
Monmouth Energy, Inc. (EWG)
MT Detroit, Inc.
Metro Energy, LLC (EWG)
DQE Systems, Inc.
DQE Financial Corp.
DQE Capital Corporation
Cherrington Insurance Ltd.
Duquesne Power Inc.
Duquesne Light Energy, LLC

Each of the above-named claimants has caused this statement to be duly executed on its behalf by its authorized officers on February 28, 2005

ATTEST:	DUQUESNE LIGHT HOLDINGS, INC.

/s/ D.L. Rabuzzi	By:	/s/ Stevan R. Schott
D.L. Rabuzzi		Stevan R. Schott
Corporate Secretary		Senior Vice President and Chief Financial Officer

CORPORATE SEAL

ATTEST:	DQE ENTERPRISES, INC.

/s/ D.L. Rabuzzi	By:	/s/ Anthony F. Pekny
D.L. Rabuzzi		Anthony F. Pekny
Secretary		President

CORPORATE SEAL

ATTEST:	DUQUESNE ENERGY SOLUTIONS, LLC

/s/ D.L. Rabuzzi	By:	/s/ John R. Schmitt
D.L. Rabuzzi		John R. Schmitt
Secretary		Vice President

CORPORATE SEAL

Name, title and address of officer to whom notice and correspondence concerning this statement should be addressed:

Morgan K. O’Brien	President and Chief Executive Officer
(Name)	(Title)

Duquesne Light Holdings, Inc. 411 Seventh Avenue Pittsburgh, PA 15219
(Address)